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Prescription Quest

Prescription Quest is a healthcare technology innovator dedicated to connecting patients in need of prescription medications with nearby pharmacies that currently stock the required drugs. Through their online platform, patients can effortlessly search for medications by name and zip code, ensuring ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

How to find a pharmacy that has my medicat...

Raised $0

Days Left 146

Launch — $10,000 Min — $124,000 Max

Overview Team About Communication Channel Updates

Business Description

Connecting Patients to Medication: Revolutionizing Healthcare Access

Prescription Quest is at the forefront of healthcare technology, helping patients who have a prescription to fill, find local pharmacies that currently have the medication in stock. **With a robust online platform, Prescription Quest connects patients with over 20,000 independent pharmacies across the United States in real-time, ensuring they can quickly locate and obtain their prescribed medications.** By partnering with outpatient clinics, telehealth organizations, and patient advocacy groups, including the National Organization of Rare Disorders, Prescription Quest creates an expansive ecosystem that combats medication shortages effectively. This innovative approach not only addresses critical healthcare needs but also provides small independent pharmacies with unprecedented visibility and access to new patient populations, ultimately transforming the landscape of medication accessibility nationwide.

PrescriptionQuest
Search Medications
Case Studies
For Pharmacies
About Us
Find a pharmacy that has the medication you need
Prescription Quest helps patients find pharmacies that currently have the medication they need anywhere in the US, in under 5 minutes.
Wegovy
0.25 MG
11101
FIND
Or use your current location
Results for pharmacies with Wegovy, 0.25MG in stock near: 11101
We've found four (4) pharmacies near 11101 that currently have Wegovy, 0.25MG in stock!
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MacBook Pro

Problem

Shortages of Essential Medications

Prescription Quest addresses a critical issue in healthcare: the pervasive shortages of essential medications affecting millions of Americans, particularly older adults. **With over 250 active medication shortages currently, compounded by pharmacy deserts that impact approximately 41 million individuals, patients often struggle to locate pharmacies with the needed medications in stock.** Existing systems lack efficient inventory sharing between pharmacies, exacerbating this problem. As a result, patients frequently face uncertainty and delays in obtaining their prescribed medications, highlighting a significant gap in the healthcare system that Prescription Quest aims to bridge through its innovative technology platform.

Security Type:
SAFE

Discount Rate
80%

Post Money Valuation:
N/A – SAFE Raise

Investment Bonuses!
None.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
December 31, 2024

Minimum Investment Amount:
$200

Target Offering Range:
$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Solution

Prescription Quest is the Solution!

Prescription Quest offers a seamless online platform enabling patients to swiftly locate nearby pharmacies with their required medications in stock. By searching with just a drug name and zip code, **patients are connected to pharmacies ready to fulfill their prescriptions immediately.**

We're building the largest network of independent pharmacies nationwide to ensure real-time inventory availability. Collaborating with outpatient clinics, telehealth organizations, patient advocacy groups, and independent pharmacy cooperatives, we create an ecosystem ensuring access to medications, even if it means sourcing from pharmacies outside local areas.



Business Model

1. Value Proposition: Prescription Quest helps patients who have a prescription find local pharmacies that currently have the medication in stock.

2. Patients Acquisition: The source of our comprehensive customer base spans several key avenues:

Healthcare facilities: Outpatient clinics and hospitals, Long-term care facilities, nursing homes
Patient Advocacy Groups: Examples include the National Psoriasis Foundation, the American Heart Association, The National Organization for Rare Disorders and the MAGIC Foundation
Online Marketing and Sales Platforms: Leveraging digital channels to reach a broader audience and generate leads.
Comprehensive Support Services: Offering support to patients from the moment they submit a request in our platform until the moment they receive their prescription and thereafter.

3. Pharmacy Acquisition:

Direct Sales Force: Industry-savvy sales teams that understand the specific challenges and requirements of each sector.
Trade Shows and Industry Conferences: Participation in major industry events for networking and showcasing our innovations.
Client Engagement Programs: Conducting industry-specific workshops, training, and feedback sessions.

4. Strategic Industry Partnerships: Collaborations with manufacturers, insurers and industry leaders to co-develop and integrate our technologies.

5. Revenue Streams: Our revenue is generated through multiple streams:

It's free for patients to do basic searches. In the future, a small membership fee of $4.99 will be introduced for additional services such as copay estimation, a search for a pharmacy with the lowest price for prescription drugs, prescription drug prices comparison, pills packing, free nationwide delivery, health insurance recommendations based on proprietary data, access to special offers and discounts, as well as priority services and many more.

Pharmacies pay a monthly membership fee depending on the number of patients they want to receive each month as follows:

BASIC Membership: $250/month for 20 patients
PRO Membership: $500/month for 50 patients

Advertising Revenue for certain medications, medical devices and other services through the platform.

By integrating our value proposition across these diverse markets, Prescription Quest, Inc. is not just an online marketplace but a strategic partner for hospitals, patient advocacy groups and other businesses whose aim is to improve the health outcomes of the general population. Our commitment to innovation, customer satisfaction, and access to medications positions us as a catalyst for the global initiative of healthcare access for all.



Market Projection

Projected Revenue:

Year 1: $500,000
Year 2: $1,500,000
Year 3: $5,000,000
Year 4: $10,000,000
Year 5: $20,000,000

Financial Projections

Year 1:

Revenue: $500,000
Expenses: $1,000,000
Net Loss: $500,000

Year 2:

Revenue: $1,500,000
Expenses: $2,000,000
Net Loss: $500,000

Year 3:

Revenue: $5,000,000
Expenses: $3,000,000
Net Profit: $2,000,000

Year 4:

Revenue: $10,000,000
Expenses: $5,000,000
Net Profit: $5,000,000

Year 5:

Revenue: $20,000,000
Expenses: $8,000,000
Net Profit: $12,000,000

Disclaimer: These are pro-forma projections and these results are not guaranteed.



Competition

Amongst the Competition, Prescription Quest Stands Out

Online Pharmacies:
Struggle with limited inventory, susceptibility to shortages, and constraints in filling controlled substance prescriptions.

Rx Finder USA:
Features a rapid 5-minute response time, leveraging advanced technology compared to the typical 1-hour response time of others.

Large Pharmacy Chains:
Face challenges with shortages, inaccurate inventory databases, and slower response times.



Traction & Customers

Gaining Traction Fast!

– 8 Active pharmacies (16 more have registered)

– 350+ Prescriptions filled in 2 months

– Present in 150+ outpatient clinics nationwide

– Partnership with 4 patients advocacy groups, including: The National Organization for Rare Diseases, The Magic Foundation, Diabetes Sisters, and the COPD Foundation. There is also interest from the American Heart Association with its 19million members.

– Completed Preferred vendor process with the Independent Pharmacies Cooperative (7000+ independent pharmacies)

– In advanced talks with the American Association of Pharmacies (2300+ independent pharmacies)



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Investors

KiwiTech Joins the Team!

KiwiTech joined our Cap Table in March 2024 and received a Warrant for a 5% Equity in the company for $500K in technology development and support services.

Terms

Up to $124,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of $10,000.

<u>Crowd SAFE with a 20% Discount</u>

Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $124,000 | 124,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE)
Offering Deadline: December 31, 2024
Minimum Investment Amount (Per Investor): $200

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the First Equity Financing Price).

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the Cash-Out Investors) in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $200. The Company must reach its Target Offering Amount of $10,000 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.









Overview Team About Communication Channel Updates

Constantine Abanda
CEO
Background

Constantine is a healthcare compliance officer by trade. With over 12 years of experience in healthcare compliance and information technology, Constantine has built and led several teams to ensure compliance with healthcare laws and regulations. He holds a master degree in research administration and compliance from the CUNY School of Professional studies. His past experience as a business owner involves buying a laundromat, turning it around by implementing technology and selling it 14 months later for a 200% profit.

Rajeev Panwar
SEO Manager
Background

With years of experience in marketing, Raj is well-versed in the art and science of search engine optimization. He is an expert at optimizing websites and boosting its visibility in search engine results, leading to increased organic traffic and higher conversions. As an SEO expert, Raj understands the importance of staying up to date with the latest trends and algorithms. He constantly monitors changes in search engine algorithms and adjusts strategies accordingly to ensure maximum effectiveness.

Viktor Babiak
Senior Software Developer
Background

Viktor is an experienced software engineer who has very high skills in a wide range of areas such as: – Developing Customer Relationship Management or SaaS platform with Ruby on Rails, Python Django and React.js. – Creating Cross platform web and mobile frontend applications with React.js and React Native. – Working with Linux Server Administration, Background Services, Operating Systems & Network Security solutions. As a full-stack developer, Viktor is experienced in building and maintaining different service platforms

Overview Team About Communication Channel Updates

Company Website

Legal Company Name

Prescription Quest

Location

3 Horizon Rd N unit
Fort Lee, NJ, New Jersey 07024

Number of Employees

3

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

May 7, 2024